Interups Inc.
2360 Corporate Circle, Suite 400
Henderson, NV 89074-7722

March 18, 2013

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Interups Inc.- Registration Statement on Form S-1
    Amendment No. 3
    File No. 333-182956

Dear: Barbara C. Jacobs

In response to your verbal comment we have filed a revised registration statement with revised Dilution table.

Please direct any further comments or questions you may have to the company's attorney:

David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, NY 11563

Tel: (516) 887-8200, Fax: (516) 887-8250

Thank you.

Sincerely,


/s/ Romanas Bagdonas
----------------------------
Romanas Bagdonas